Exhibit 99.2

ALL RIG HT S BELONG TO FUSION - FUEL 1Q 2023 PRESENTATION

FUSION FUEL™

Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the "Company"). Such statements are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. The Company's actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "potential," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company's control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; and the impact of COVID-19 or other adverse public health developments on the Company's business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Financial Update Presentation

The Company's consolidated financial data is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board ("IFRS") and is denominated in Euros ("EUR" or "€"). The numbers shown in this presentation have not been audited and therefore may vary to the final financial results disclosed by the company as part of the annual report. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2022 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2022.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

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ALL RIG HT S BELONG TO FUSION - FUEL ▪ Chairman’s Remarks ▪ Focus on Fusion ▪ Q1 Financials & Highlights ▪ Projects Update ▪ Technology & ▪ 2023 Milestones ▪ Q&A AGENDA

ALL RIG HT S BELONG TO FUSION - FUEL 01 — FOCUS ON FUSION

01 – FUSION FUEL AT A GLANCE

FUSION FUEL™

Fusion Fuel is a pure-play green hydrogen solutions company. We are committed to making the energy transition more accessible through the development of disruptive, scalable, modular hydrogen solutions.

Unique product offering based on patented micro-electrolyzer technology

- Modular PEM architecture unlocks cost advantage at small-to-midscale project sizes
- Enables distributed hydrogen production, bypassing need for costly infrastructure buildout or last-mile logistics & distribution

De-risked near-term project pipeline

- €60+ million of grant funding awarded in Portugal and Spain
- 230 MW technology sale pipeline through 2025

Differentiated strategy of tech sales and project development

- Diversified revenue streams from multifaceted commercial model (tech sales, project sales, development fees, O&M service fees, hydrogen sales)
- Development pipeline drives incremental technology sale demand

Significant growth potential from current platform

- 1.5 GW project pipeline focused on Portugal, Spain, Italy and North America, with further potential growth ramp
- Production facility aims to reach 500 MW of annual electrolysis production capacity by the end of 2025; 'cut & paste' approach for new geographies

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ALL RIG HT S BELONG TO FUSION - FUEL 02 — Q1 HIGHLIGHTS & FINANCIALS

ALL RIG HT S BELONG TO FUSION - FUEL Key Developments ▪ Announced hydrogen offtake agreement with Dourogás ▪ Signed of Terms of Acceptance for € 10 million grant from PRR Component 14 ▪ Awarded € 3 . 3 million grant from H 2 Pioneros Program for 2 . 4 MW green hydrogen project in Spain ▪ Announced strategic partnership agreement with Toyota Material Handling España ▪ Awarded € 3 . 6 million in grant funding for 1 MW green hydrogen mobility project to be co - developed with GALP ▪ Entered into ten - year hydrogen offtake agreement with Hydrogen Ventures ▪ Issued first invoice for a technology sale delivery Subsequent Events ▪ Won € 2 . 46 million green hydrogen equipment supply contract with CSIC ▪ Published inaugural ESG Report ▪ Italian project of 1 MW using Fusion Fuel technology has been awarded a grant to support its execution ▪ Announced senior management changes and appointments ▪ Further invoices issued for technology and turn - key project sales 7 02 – FIRST QUARTER HIGHLIGHTS

FUSION FUEL™

02 – FINANCIAL DATA (UNAUDITED)

KEY FINANCIALS & FIGURES (€000's) (Unaudited)	Q1 2023	Q4 2022
o/w revenues[1]	582	-
o/w cost of goods sold[2]	(1,120)	(6,884)
o/w share-based payment (non-cash) expenses[3]	(855)	(875)
o/w operating income	-	172
o/w operating expenses[4]	(5,975)	(7,753)
o/w impairment of property, plant and equipment[5]	-	(3,321)
OPERATING (LOSS) INCOME	**(7,368)**	**(18,661)**

KEY FINANCIALS & FIGURES (€000's) (Unaudited)	Q1 2023	Q4 2022
o/w fair value movement – warrants[6]	4,975	2,085
o/w finance gain/ (loss), net	(90)	(106)
o/w share of loss of equity-accounted investees[7]	(115)	(106)
PRE-TAX (LOSS) / PROFIT	**(2,598)**	**(16,788)**

[1] The Q1 2023 is the first quarter the Group has recognized revenue. This revenue is from a technology sale relating to 62 HEVO-Solar units.

[2] During Q4 2022, we recorded an onerous contract provision charge of €6.52million relating to three technology sales contracts. The amounted expensed during 2022 represented the total expected losses for these projects. During Q1 2023 we reversed some of this provision (€0.77 million) as the projects progressed. The onerous provision charges are non-cash items. During Q4 2022 scrappage costs of €0.36 million were incurred as part of the production of our product, the comparable amount recorded in Q1 2023 was €0.01 million.

[3] Q1 2023 expense relates to the 57,896 RSU's granted to employees, directors and consultants during the year ended December 31, 2021; 59,441 RSU's granted during the year ended December 31, 2022; and 10,801 RSU's granted during the three months ended March 31, 2023. Some of these grants vested during Q4 2022 and Q1 2023, and this resulted in a lower quarterly expense for Q1 2023. In Q1 2022, the Company issued 2,128,554 options, in total, to five senior managers and all non-executive directors. In Q1 2023, the Company issued 143,128 options, in total, to its non-executive directors. As the RSUs and options awarded are dependent on future service being provided to the Company, the Company considers them to be service awards under IFRS 2 and classifies both the expected share awards in equity with a corresponding compensation expense in the income statement. These are non-cash expenses.

[4] These expenses are incurred in the ongoing operations of the Group. Our operating expenses decreased by €1.78 million in Q1 2023. This decrease can be summarised as follows:

- Reserved capacity costs incurred with our outsourced production partner, MagP (€1.49 million).
- Research and development costs relating to Evora (€0.69 million).
- Consulting & professional fees decrease by €0.36 million which was driven by a decrease in transactions during Q1 2023.
- The above decreases were offset by a non-recurring expense of €1.49 million. This expense related to a specific production line expected to be installed at our Benavente facility during 2023 that we will no longer utilise. Due to the change in approach, this amount did not meet the required criteria for capitalization.

[5] During Q4 2022 an impairment of €3,32 million was recognized for our internally generated hydrogen production plants. No further impairment was recognized during Q1 2023.

[6] Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price on NASDAQ under the ticker HTOOW. No warrants have been exercised since Q1 2021. These fair value movements represent non-cash items.

[7] This relates to the Company's investment in Fusion Fuel Spain, S.L. ("FFS"). The Company holds a 50% interest in FFS and extended a loan facility up to €2 million of which €1.49 million had been drawn down by March 31, 2023. The Company's investment in FFS is accounted for using the equity method. Under the equity method, the investment is initially recognized at cost. The carrying amount is adjusted to recognize changes in the Company's share of net assets of the joint venture since the acquisition date.

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02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

KEY FINANCIALS & FIGURES (€000's) (Unaudited)	Q1 2023	Q4 2022
Property, plant and equipment[1]	23,736	21,274
Intangible assets[2]	5,285	5,350
TOTAL NON-CURRENT ASSETS	**29,021**	**26,624**
Trade receivables[3]	1,109	-
Prepayments and other receivables[4]	4,437	4,574
Inventory[5]	22,806	22,336
VAT receivable[6]	4,238	3,669
Cash and cash equivalents	5,759	8,164
TOTAL CURRENT ASSETS	**38,349**	**38,743**
TOTAL ASSETS	**67,370**	**65,367**

KEY FINANCIALS & FIGURES (€000's) (Unaudited)	Q1 2023	Q4 2022
Trade and other payables[7]	16,578	14,913
Cost accruals	2,233	1,935
Deferred income[8]	6,237	3,111
Provisions[9]	7,631	8,403
Derivative financial instruments – Warrants[10]	2,676	7,651
Loans and borrowings	2,000	-
TOTAL LIABILITIES	**37,355**	**36,013**
TOTAL NET ASSETS	**30,015**	**29,354**

[1] The balance includes our Benavente facility (€5.56m), our Évora demonstrator plants (€4.45m), and our HEVO-Sul project in Sines, Portugal (€3.5m). In addition, we have recognized Right-of-Use (RoU) assets for our lease arrangements in accordance with IFRS 16 *Leases* (€9.62m). The increase registered during this 1Q 2023 is the new land lease in HEVO Portugal – new RoU asset of €1.82m.

[2] Includes IP that transferred during the 2020 merger (€1.9m) and the spend incurred on our HEVO technology to date (€2.39m, net of amortization charges) along with spend on future iterations of the HEVO (€0.29m).

[3] Trade receivables relates to the technology sale invoiced during Q1 2023.

[4] Advanced payments to suppliers' accounts for €1.41m of this balance. In addition, we have deferred consideration & and a security deposit relating to the sale-and-leaseback transaction of our Benavente facility (€1.18m) and a grant receivable balance of €0.8m.

[5] Inventory consists of raw materials (€6.41m) and work in progress (€16.4m).

[6] During Q1 2023, we received €0.20m in reimbursements relating to VAT. Subsequent to Q1 2023, we received a further amount of €3.17m.

[7] €6.31m of this balance represents amounts owed to suppliers. The remaining balance relates primarily to IFRS 16 Lease bookings (€9.92m).

[8] €5.71m of this balance represents grant funding received in Dec. 2022 and Q1 2023 for our C-5 project. The remaining balance relates to technology sales that have not met the revenue recognition criteria.

[9] During Q4 2022, we recorded an onerous contract provision for our technology sales contracts. During Q1 2023 we reversed a portion of this provision as the projects progressed.

[10] Derivatives are initially recognized at their fair value on the date the derivative contract and transaction costs are expensed to profit or loss. Warrants are subsequently re-measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The fair value of the warrants is determined with reference to the prevailing market price of the warrants which trade on NASDAQ under the ticker HTOOW. The market price at March 31, 2023, was $0.33 (December 31, 2022: $0.92).

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02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

SHARES, WARRANTS AND EQUITY PLAN AT PERIOD END	Q1 2023	Q4 2022
ORDINARY SHARES - Class A[1]	14,532,500	13,805,648
WARRANTS OUTSTANDING	8,869,633	8,869,633
RSUs OUTSTANDING	80,276	88,084
OPTIONS OUTSTANDING[2]	2,271,682	2,128,554

[1] On June 6, 2022, we entered into an At the Market Issuance Sales Agreement ("the ATM") with B. Riley Securities, Inc., Feamley Securities Inc., and H.C. Wainwright & Co., LLC, pursuant to which the Company may offer and sell, from time to time, through or to the agents, acting as agent or principle, shares of the Company's common stock having an aggregate offering price of up to $30 million under the Company's Form F-3 registration statement. During Q1 2023, we sold 726,851 class A ordinary shares for net proceeds of $2,599,146 at an average sales price of $3.91 per share. We paid $77,974 in commissions to agents as part of these trades.

[2] During Q1 2023, the Company issued 143.128 options to our non-executive directors. Each option award includes a minimum strike price and has either service, market or non-market conditions attached. This is a non-cash expense. None of these options were issued or exercised.

GRANT UPDATE – SUBSEQUENT TO MARCH 31, 2023 (€ millions)

	TOTAL APPROVED	TOTAL INVOICED (TO DATE)
GRANT TOTAL[3]	70	6.8

Fusion Fuel is currently preparing multiple submissions from recently opened grant programs in both Portugal and Spain

[3] Grant values include grants awarded to Fusion Fuel's own projects as well as projects by third party clients and developers that include Fusion Fuel technology. The grants relate to projects in Portugal, Spain and Italy. In Portugal, the grants also include the previously announced grants for R&D and for our Benavente production facility.

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ALL RIG HT S BELONG TO FUSION - FUEL 03 — PROJECTS

03 – PROJECTS UPDATE

FUSION FUEL™

We are pursuing a dual strategy of electrolyzer sales and project development, with several ways to monetize the value creation within our development portfolio. Our tech sale pipeline with secured grants will serve as a template for larger projects

- Currently commissioning the Exolum project in Madrid, Spain and have started executing on the client contract with CSIC, in Zaragoza, Spain
- 2023 orders are currently focused on projects using the HEVO-Solar solution, however the first proposals for HEVO-Chain projects have been submitted with the deployment expected in 2023 and 2023
- In addition, only a few months after launching the HEVO-Chain offering, Fusion and its client successfully secured the first grant award for a project designed with HEVO-Chain solution
- The US market continues to be of high strategic importance and the company is currently working on two further North American projects beyond the already announced Bakersfield partnership. We will disclose further details when possible

Key Project Pipeline (not exhaustive project list)[1]

# of projects	Location	Estimated PEM Capacity	Estimated Revenues
7	Portugal	120 MW	€130m
13	Spain	50 MW	€75m
3	Italy	3 MW	€6m
1	Morocco	250 MW	€250m
3	USA	85 MW	€85m
Total		**~500 MW**	**~€550m**


Madrid, Spain
Zaragoza, Spain
Castilla la Mancha, Spain
Sines, Portugal
Jaen, Spain
Sicily, Italy

[1] List of projects or markets is not exhaustive and includes both technology and project development pipelines. To note, many of these projects are being developed by Fusion Fuel at this stage and the company will look for a third party investor to won the project and project SPV.

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ALL RIG HT S BELONG TO FUSION - FUEL 13 Fusion Fuel Spain is partnering with two leading European energy companies, in addition to our existing partnership with Toyota Material Handling, to create a holistic solution for hydrogen mobility in one of Spain ´ s principal logistic centers ▪ In this ecosystem model, our partners provide best - in - class hydrogen - fueled vehicles and financing solutions, and Fusion Fuel provides cost - effective, scalable green hydrogen solutions ▪ We are building off the integrated refueling project in development for CSIC in Zaragoza; our modular approach enables capacity to be added over multiple project phases as demand for hydrogen fueled mobility increases ▪ Partnership approach provides customers with the choice of cost - competitive green hydrogen and/or mobility as a service options for hydrogen powered vehicles. ▪ The concept will be replicated for other key logistic regions across Iberia Our strategy is to develop integrated, end - to - end hydrogen solutions targeting the commercial mobility and logistics market. We believe an ecosystem model, targeted at logistics and distribution centers, will accelerate market adoption 03 – ZARAGOZA HUB

ALL RIG HT S BELONG TO FUSION - FUEL 04 — HEVO - CHAIN

04 – HEVO: MINIATURIZED PEM ARCHITECTURE

FUSION FUEL™

The HEVO is a radically new approach to PEM electrolysis.
It's miniaturized design and revolutionary engineering unlocks several critical advantages.



HEVO 2023

- ✓ **Cheaper power equipment** – Novel MEA design has amperage requirements that are roughly one eighth that of a traditional PEM electrolyzer, for the same amount of power
- ✓ **Improved long-term performance** – Proprietary design enhances overall performance as degradation of individual electrochemical cells does not impact system-wide performance
- ✓ **Lower O&M cost, increased uptime** – Modular approach reduces maintenance cost and downtime, as service or replacement of groups of HEVOs can be performed in-situ
- ✓ **Superior response time** – Miniaturized electrochemical cells have a near immediate response time and therefore can tolerate rapid fluctuations in power supply
- ✓ **Reduced losses** – Independent operation of higher performing electrochemical cells can decrease mismatch losses by 5-10%
- ✓ **Lower cost of production** – Rationalized design and lower-pressure operation enables the use of inexpensive structural materials (e.g., injection-molded plastic, titanium stamping)
- ✓ **Designed for industrial production and modular deployment** – Simplified engineering enables efficient production processes and scalable client solutions

Commercial production of the 2023 generation of the HEVO commenced in May

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04 – HEVO-CHAIN PRODUCT LINE

FUSIONFUEL™

HEVO-Chain Series NC



HC-Cube



HC-Series NC

- At the core is the HEVO-Chain Cube, consisting of 36 HEVOs. The system to meet the electrolysis capacity requirements for any size project
- Balance of system tailored per solution and includes water system, oxygen separator and power rectifiers
- Modular approach allows customized sizing and even phased build-up for projects
- Commercial production of the HEVO-Chain Series NC to commence in 2H23

HEVO-Chain Series C



HC-Node



HC-Series C Rack



HC-Series C

- 20-foot and 40-foot models can house up to 1 MW and 2.5 MW of electrolyzer capacity, respectively
- At the core is the HC-Node, consisting of 16 HEVOs and is designed for to be installed in racks, allowing for seamless integration of multiple units
- Each container includes power rectifiers and its own water system
- Commercial production of the HEVO-Chain Series C to commence in 1H24

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ALL RIG HT S BELONG TO FUSION - FUEL 05 — 2023 PRIORITIES & MILESTONES

ALL RIG HT S BELONG TO FUSION - FUEL 18 1. Commence commercial activities in Northern Europe • Northern Europe has an active electrolyzer market which with the HEVO - Chain solution, we can actively enter 2. Strengthen balance sheet and capital position • Look to ensure funding into 2024 and through to cash flow self - sufficiency 3. Develop technology for large - scale projects • Further evolve the HEVO - Chain concept to ensure a strong competitive offering for large - scale projects 4. Continue to prioritize corporate culture • Continue the transition from small & young company and evolving into a larger established entity 5. Pursue strategic commercial and production partnerships • Continue to build out existing partnership model to open new markets, add development expertise, broaden funding options and further bolster technology innovation 05 – 2023 STRATEGIC PRIORITIES

ALL RIG HT S BELONG TO FUSION - FUEL 19 2 – 3 – 1 – 4 – SALES & GRANTS o 2023 revenue target contracted o 2024 pipeline with confirmed orders x Secure grants for company - owned plants and for third - party projects TECH DEVELOPMENT o Finalize trials and development of HEVO - Chain ▪ Introduce O 2 Capture System PROJECT DEVELOPMENT o Kick - off development of projects that will be in construction in 2023 and 2024 o Secure required licenses / permits for existing project portfolio Our key milestones for 2023: PRODUCTION o Expand production capacity to 100 MW 5 – SAFETY x Health & Safety as a core pillar of Firm’s culture x Implement robust safety protocols o Zero significant safety incidents Company - wide x Complete o In Progress ▪ Not Yet Started 05 – 2023 MILESTONES

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